Exhibit 99.1

  No. 33/09

IAMGOLD THIRD QUARTER 2009 CONFERENCE CALL CHANGED TO 12 NOON NOVEMBER 4, 2009

Toronto, Ontario, October 23, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that in order to avoid a scheduling conflict, the conference call to discuss third quarter highlights has been changed to 12:00 noon (Eastern Standard Time) on Wednesday, November 4th, 2009.

IAMGOLD Corporation will still release third quarter 2009 financial results before the market opens on Wednesday, November 4th, 2009.

 A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference call details remain the same:

North America Toll-Free: 1-866-551-1530 or 1-212-401-6700
Passcode: 5444070#

A replay of this conference call will be available from 2:00 p.m. November 4 to November 30, 2009.  Access this replay by dialing:

North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 257076#

For further information please contact:

IAMGOLD Corporation:

Tamara Brown
Director, Investor Relations
Tel: 416 360 4743
Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.